NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 21, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(1) That the entire class of this security was called for redemption, maturity or retirement on March 10, 2023; appropriate notice thereof was given; funds sufficient for the payment of all such securities were deposited with an agency authorized to make such payment; and such funds were made available to security holders on March 10, 2023. Warburg Pincus Capital Corporation I-A announced that, due to Company not consummating an initial business combination within the time period required by its Amended and Restated Memorandum, each share of Class A Ordinary Shares will be redeemed for approximately $10.20. The Redemption Amount will be payable to the holders of the Class A Ordinary Shares upon presentation of their respective share or unit certificates. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on March 10, 2023.